EXHIBIT 99.1

NXT Energy Solutions Announces Second Quarter 2025 Results

CALGARY, AB / ACCESS Newswire / August 11, 2025 / NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX:SFD)(OTCQB:NSFDF) today announced financial and operating results for the quarter ended June 30, 2025. Dollar amounts are in Canadian Dollars, unless otherwise identified.

Bruce G. Wilcox, CEO of NXT, commented, “SFD® revenues of $14.1 million for the first half of the year reflect our financial transformation through repeat contracts in high potential regions and our focus on geographical diversification. Also, convertible debentures have been a critical element of NXT's finance plan with US$5,675,000 being converted to common shares during Q2-25. Our year-to-date net income of $0.70 million was reduced by a non-cash charge of $7.74 million, primarily the result of a fair value adjustment to convertible debentures following the 178% increase in NXT's share price during Q2-25. The convertible debentures that were subject to the fair value adjustment, were issued with conversion prices of either US$0.1808 or US$0.25, which reflected a premium to the prevailing market price of NXT shares at the time of issuance. Also worth mentioning, is the net working capital improvement of $10.53 million. We have announced SFD® surveys for the remainder of 2025 and are working on contract bookings for 2026. Our efforts are directed to delivering meaningful shareholder value through strong fundamentals.”

Key financial and operational highlights during the second quarter of 2025 are summarized below:

•	On May 1, 2025, the Company announced that it has entered into a second contract for 2025 with for its Strategic Alliance Partner, Synergy E&P Limited (“Synergy”), to provide another SFD® survey in Africa. Data acquisition operations for this SFD® contract are still expected to commence in the third quarter of 2025, and NXT's interpretations and recommendations are expected to be delivered to the client in the fourth quarter;

•	the Company completed data interpretation for the first African SFD® survey flown for Synergy in 2025;

•	In June 2025, the Company completed the data acquisition phase of the Southeast Asia SFD® Survey;

•	on May 30, 2025, Ataraxia Capital (“Ataraxia”) converted US$2,300,000 of convertible debentures into 13,540,208 commons shares and on June 26, 2025, MCAPM LP and Micheal P. Mork (“Mork Capital”) converted US$3,375,000 of convertible debentures into 15,605,088 common shares;

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•	Mork Capital currently owns 30,526,321 common shares. This represents approximately 28.0% of the issued and outstanding common shares;

•	Ataraxia currently owns approximately 12.4% of the issued and outstanding common shares;

•	the Company recorded SFD®-related revenues of approximately $14.12 million for YTD 2025 versus $0.60 million for YTD 2024;

•	the Company recorded SFD®-related revenues of approximately $1.66 million for Q2-25 versus $nil for Q2-24;

•	a net income of $0.70 million was recorded for YTD 2025, including non-cash charges for stock- based compensation expenses (“SBCE”), amortization expenses and remeasurement loss, all totaling approximately $7.74 million, versus a net loss of $4.80 million in YTD 2024;

•	a net loss of $6.98 million was recorded for Q2-25, including SBCE, amortization expenses and remeasurement loss totaling approximately $6.40 million, versus a net loss of $3.01 million in YTD 2024;

•	net loss per share for Q2-25 was $0.08 per share (basic and diluted), versus a net loss of $0.04 per share (basic and diluted) in Q2-24;

•	net income per share for YTD 2025 was $0.01 per share (basic and diluted), versus a net loss of $0.06 per share (basic and diluted) in YTD 2024;

•	cash flow provided by operating activities was approximately $1.81 million during YTD 2025, compared to $1.26 million used by operating activities in YTD 2024;

•	cash flow provided by operating activities was approximately $0.34 million during Q2-25, compared to $0.67 million used by operating activities in Q2-24;

•	cash and short-term investments as at June 30, 2025 were approximately $2.15 million;

•	net working capital was approximately $3.89 million as at June 30, 2025, versus approximately ($6.68) million at December 31, 2024; and

•	general and administrative (“G&A”) expenses increased by approximately $0.33 million (17%) in YTD 2025 as compared to YTD 2024;

•	G&A expenses increased by approximately $0.25 million (26%) in Q2-25 as compared to Q2-24.

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In July 2025, the Company completed the integration phase of the Southeast Asia SFD® Survey.

Summary highlights of NXT's second quarter and year to date 2025 financial statements (with comparative figures to 2024) are noted below. All selected and referenced financial information noted below should be read in conjunction with the Company's June 30, 2025 unaudited condensed consolidated interim financial statements and related Management's Discussion and Analysis (“MD&A).

(All in Canadian $)	Q2-25	Q2-24	2025 YTD	2024 YTD
Operating results:
SFD®-related revenues	$1,656,476	$-	$14,120,547	$602,072
SFD®-related costs, net	1,267,796	253,580	3,599,626	984,100
General & administrative expenses	1,208,439	962,043	2,316,806	1,983,349
Amortization	479,248	482,134	956,145	922,698
Interest, foreign exchange, remeasurement loss, and other expenses	5,683,651	1,315,456	6,546,110	1,511,738
Net income (loss)	(6,982,658)	(3,013,213)	701,860	(4,799,813)
Income (loss) per common share:
Basic & Diluted	$(0.08)	$(0.04)	$0.01	$(0.06)
Common shares outstanding as at end of the period	108,952,643	78,259,326	108,952,643	78,259,326
Basic average of common shares outstanding	84,870,859	78,201,292	81,988,924	78,143,297

Cash provided by (used in):
Operating activities	$336,280	$(666,131)	1,811,251	$(1,259,897)
Financing activities	(97,122)	2,574,582	(244,345)	3,316,365
Investing activities	(10,110)	(71,344)	(255,243)	(95,446)
Effect of foreign rate changes on cash	(98,872)	(4,287)	(94,525)	2,707
Net cash inflow	130,176	1,832,820	1,217,138	1,963,729

Cash and cash equivalents, beginning of the period	1,817,357	532,622	730,395	401,713
Cash and cash equivalents, end of the period	1,947,533	2,365,442	1,947,533	2,365,442
Total cash and short-term investments	2,151,670	2,433,939	2,151,670	2,433,939
Net working capital balance	3,890,440	(1,242,469)	3,890,440	(1,242,469)

NXT's second quarter 2025 financial and operating results have been filed in Canada on SEDAR+ at www.sedarplus.ca, and will soon be available in the USA on EDGAR at www.sec.gov/edgar , as well as on NXT's website at www.nxtenergy.com .

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About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Michael Baker

Investor Relations

302, 3320 - 17 th AVE SW

Calgary, AB, T3E 0B4

+1 403 264 7020

nxt_info@nxtenergy.com

www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “estimate”, “will”, “expect”, “plan”, “schedule”, “intend”, “propose” or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to, information regarding: the timing of the booking of SFD® surveys for 2025 and 2026., the positive financial impact of SFD® surveys in 2025 and 2026, and NXT's new business growth strategy of generating diversified revenue. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2024 and MD&A for the three months ended June 30, 2025, which have been filed

Non-GAAP Measures

This news release contains disclosure respecting non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. This measure is included to enhance the overall understanding of NXT's ability to assess liquidity at a point in time. Readers are urged to review the section entitled “Non-GAAP Measures” in NXT's MD&A for the period ended June 30, 2025, which is available under NXT's profile on SEDAR+ at www.sedarplus.ca, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP, unless otherwise noted. The MD&A and the unaudited condensed consolidated interim financial statements and notes for the three and six months ended June 30, 2025, are available in the Investor Relations section of www.nxtenergy.com, or under NXT's SEDAR+ profile at www.sedarplus.ca .

SOURCE: NXT Energy Solutions, Inc.

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